SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

1 Ha’Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

EXPLANATORY NOTE

R.V.B. Holdings Ltd. (the “Company”) is furnishing this Form 6-K/A in order to re-file and replace Exhibits 99.2 and 99.3 to the Form 6-K of the Company filed with the Securities and Exchange Commission on August 19, 2016 (the “Original Form 6-K”). This Form 6-K/A is being furnished solely to correct certain typographical errors in the Proxy Statement and in the proxy card, all other information included in the Original Form 6-K remains unchanged. The corrected proxy statement and proxy card is submitted with this Form 6-K/A as Exhibit 99.2 and 99.3.

Attached hereto and incorporated by reference herein are the following documents:

99.2.	Proxy Statement for the Annual General Meeting of Shareholders.

99.3.	A copy of the Proxy Card with respect to the Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.

By:	/s/ Omer Bar Yochai
Name: Omer Bar Yochai
Title: Chief Executive Officer

Date: August 25, 2016